UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2003

Commission File Number 0-28508

Flamel Technologies (Translation of registrant’s name into English)

Parc Club du Moulin à Vent 33 avenue du Dr. Georges Levy 69693 Vénissieux cedex France (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________

INFORMATION FILED WITH THIS REPORT

Document Index

99.1	Flamel Technologies' Notice of an Extraordinary General Meeting of Shareholders on November 7, 2003

99.2	Flamel Technologies' Draft Resolutions to be Submitted to the Extraordinary Meeting of Shareholders dated November 7, 2003

99.3	Flamel Technologies' Board Report to be Submitted to the Extraordinary Shareholders' Meeting to be held on November 7, 2003

99.4	Flamel Technologies' Summary Statement of the Company's Condition During the Financial Year Ended on December 31, 2002

99.5	Flamel Technologies S.A. Five Year Summary Financial Information

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies

Dated:	October 28, 2003

		By:	/s/ Gerard Soula
Name: Gerard Soula Title: President and Chief Executive Officer